LEHMAN BROTHERS

May 21, 2007

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attn: Mary Fraser

Re:	Greenlight Capital Re, Ltd. Registration Statement on Form S-1 (File No. 333-139993)

Ladies and Gentlemen:

As underwriters of the Company’s proposed public offering of up to 11,787,500 shares of Class A Ordinary Shares, we hereby join the Company’s request for acceleration of the above-referenced Registration Statement, requesting effectiveness for 2:00 p.m. Washington D.C. time on May 23, 2007, or as soon thereafter as is practicable.

Pursuant to Rule 460 of the General Rules and Regulations under the Securities Act of 1933, we wish to advise you that we have effected the following distribution of the Company’s Preliminary Prospectus dated May 9, 2007, through the date hereof:

Preliminary Prospectus dated May 9, 2007:

11,133 copies to prospective Underwriters, institutional investors, dealers and others

The undersigned advise that they have complied and will continue to comply with Rule 15c2-8 under the Securities Exchange Act of 1934.

Very truly yours,
LEHMAN BROTHERS INC. UBS SECURITIES LLC As Representatives of the several Underwriters
By:	LEHMAN BROTHERS INC.
By:	/s/ Victoria Hale
Victoria Hale Vice President